Mail Stop 6010
      December 12, 2005


Michel Lecomte
Chief Financial Officer
World Trade Center, Amsterdam Airport
Tower B, 10th Floor
Schiphol Boulevard 217
1118 BH Amsterdam
The Netherlands

      Re:	CNH Global N.V.
		Form 20-F for the year ended December 31, 2004
      Filed April 29, 2005
		File No. 333-05752

Dear Mr. Lecomte:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended December 31, 2004

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-5

1. The sub-total of "net cash (used) provided by investing activities, before (deposits in) withdrawals from Fiat affiliates cash management pools" is not contemplated in SFAS 95. Accordingly, that measure appears to be a non-GAAP measure embedded on the face of
the statement of cash flows. Pursuant to Item 10(e)(ii)(C) to Regulation S-K you may not present a non-GAAP measure on the face of
the basic financial statements.   Please delete the referenced
sub-
total from all future filings or tell us why that sub-total is permissible under the guidance from SFAS 95.

Note 2.  Summary of Significant Accounting Policies, page F-7

2. We see that you changed your accounting policy for deposits with
Fiat such that the cash flows from the cash management arrangement are now presented as an investing activity. Please tell us, and disclose in future filings, why you and your auditors believe the revised presentation is preferable. Your response should describe the substantive factors you considered in revising the presentation, including specific detail about why the revised presentation is preferable.
3. As a related matter, tell us and disclose in future filings whether you earn interest on the amounts invested in Fiat`s cash management pool.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.



	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Kristin Lochhead at (202) 551-3664 or me at
(202) 551-3605 if you have questions.  In this regard, please do not
hesitate to contact Brian Cascio, Accounting Branch Chief, at
(202)
551-3676 with any other questions.


      Sincerely,




      Gary Todd
      Reviewing Accountant

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Mr. Lecomte
CNH Global N.V.
December 12, 2005
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